SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 26, 2007

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 26, 2007 announcing that STMicroelectronics, Intel, and Francisco Partners have agreed to extend the deadline for the closing of Numonyx, the joint flash memory venture, to March 28, 2008 and that the parties have received executed bank commitments for the financing of this joint venture.

PR No. C2556C

STMicroelectronics Updates Details
of Launch of NOR-Flash Leader Numonyx

GENEVA, Switzerland, December 26, 2007 — STMicroelectronics (NYSE:STM), announced today that Intel, Francisco Partners and ST have agreed to extend the deadline for the closing of Numonyx, the joint flash memory venture, to March 28, 2008. The three parties continue to work to satisfy the conditions to closing for the transaction, and expect the closing to take place in Q1 2008.

ST also announced that the parties have received executed bank commitments for the financing of Numonyx, following the significant turmoil in the debt capital markets. The revised financing terms involve a senior loan of up to $650 million, and a $100 million committed revolving credit facility for Numonyx. As anticipated, at closing Francisco Partners will invest $150 million in exchange for a 6.3% shareholding. In exchange for its contribution of its flash memory business, ST will receive 48.6% of Numonyx’shares and $364 million through a combination of cash (in the range from low double digits to $130 million) and long-term subordinated interest-bearing notes. In its Financial Statements for the fourth quarter of 2007, ST expects to recognize adjustments to its previously estimated non-cash impairment loss, net of tax benefits, related to this transaction.

Based on the finalized financing structure, at closing Numonyx is expected to have a similar level of net cash, with lower indebtedness, than originally anticipated.

After closing, Numonyx will be the industry’s largest supplier of NOR flash memory and a leader in nonvolatile memory solutions with a substantial patent portfolio. Intel, Francisco Partners and ST intend for Numonyx to hit the ground running, with an energized and independent work force, substantial intellectual property, modern and well-equipped manufacturing facilities, and a broad and diverse customer base.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2006, the Company's net revenues were $9.85 billion and net earnings were $782 million. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Stanley March
Group Vice President, Investor Relations
Tel: +1.212.821.89.39
Fax: +1.212.821.89.23
stan.march@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: December 26, 2007
By:  /s/ Carlo Ferro

Name:  Carlo Ferro
Title:    Executive Vice President and
             Chief Financial Officer